EOS INC.

2F., No. 157, Sec. 2, Nanjing E. Rd. Zhongshan District

Taipei City 104075 Taiwan (Republic of China)

February 18, 2025

Mr. Nicholas O’Leary

US Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Re:	EOS INC.

Amendment No. 4 to Form 10-K For the fiscal year ended December 31, 2023

Filed February 19, 2025

Response dated February 19, 2025

File No. 000-55661

Mr. O’Leary:

Below please find our response to your questions and comments posed in your correspondence of January 22, 2025. We have revised the 10-K and will be uploading it accordingly.

Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2023

Part I.

Item 1. Business, page 5

1.	We note your revisions in response to prior comment 2. We reissue the comment in full to provide the disclosure requested by the comment prominently here in Part I. Item I. We note your disclosure on page 9 that the Chinese government exerts substantial influence over all business activities conducted in China and may intervene or influence your operations at any time with little advance notice. We also note that your 10-Q for the Six Months Ended June 30, 2024, shows 80.3% of your revenue was generated from business operations in Hong Kong. Please additionally make clear that the legal and operational risks with being based in and having operations in mainland China also apply to your operations in Hong Kong.

Response: The Company has added further disclosures to Part I and made clear of the operational risks as requested.

2.	We note your response to prior comment 4. We reissue the comment in full and request that your revisions in response to prior comment 4 be provided in the appropriate sections in the annual report, rather than solely in your correspondence filed as a response to comments.

Response: The Company has revised and added the requested disclosures to the appropriate sections of the annual report.

3.	We note your response to prior comment 5 and your revisions on page 20, where you state that your auditor is located in Singapore and the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will not affect your company. Please revise to provide this information more prominently at the outset of Part I. Item I.

Response: The Company has added the disclosure to the outset of Part I. Item I. as requested.

4.	We note your response and revisions in response to prior comment 6. We reissue the comment in full. Please revise your filing here to state any permissions or approvals that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise to disclose if you relied on the opinion of counsel to reach the conclusion that you do or do not need CSRC or CAC approval. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permission or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company has revised its filing in order to address this comment in full.

Enforceability of Civil Liabilities, page 8

5.	We note your response to prior comment 7, which we reissue in part. Please revise to describe an investor’s ability to effect service of process within the United States on you or your directors and officers. For example, revise to state where each of your directors and officers reside, and state whether it would be difficult to serve process on them if they are located outside of the United States. Additionally, please revise to describe an investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against you or your directors and officers based upon the U.S. Federal securities laws.

Response: The Company has revised its disclosures in order to describe the service of process procedures and where the Officers and Directors reside as requested.

Risks Related to Doing Business in Hong Kong, page 9

6.	We note your additional risk factor disclosure in response to prior comment 8. Please revise to remove the language “[w]hile we are not a China based Company.” Additionally, we note your disclosure of recent statements and actions by the Chinese government within that risk factor. Given those recent statements and intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, revise your risk factor section to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company has removed the language and added in further disclosure in regard to acknowledge the risk that any such action could significantly hinder our Company and securities.

7.	We note your response to prior comment 9. We reissue the comment in full. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure here in this section to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Revise to disclose if you relied on the opinion of counsel to reach the conclusion that you do or do not need CSRC or CAC approval.

Response: The Company has revised and further elaborated as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +8862-2586-8300. Thank you for your attention to this matter.

Sincerely,

/s/ He-Siang Yang
CEO and Director